November 13, 2009

Via EDGAR

Ms. Angela Connell
Reviewing Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549

Mail Stop 4720

Re:	First Community Bancshares, Inc.
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
File No. 000-19297

Dear Ms. Connell:

This letter is provided on behalf of First Community Bancshares, Inc. (“First Community,” the “Company,” “we,” or “our”) in response to your letter of October 7, 2009, regarding the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;
•
Staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the referenced filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have included in this letter, in bold, each of the comments in your letter; our responses follow.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements

General

1.
Please revise your future quarterly filings to provide the disclosures required by paragraph 20(a) of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

Beginning with the Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, we have provided the disclosures required by paragraph 20(a) of SFAS 114.  The following disclosure was included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

The following table presents the Company’s investment in loans considered to be impaired and related information on those impaired loans for the periods ended September 30, 2009 and December 31, 2008.

P.O. Box 989 □ One Community Place □ Bluefield, VA 24605 □ Telephone: 276-326-9000 □ Fax: 276-326-9010 □ www.fcbinc.com

Ms. Angela Connell
November 13, 2009

	September 30,	December 31,
(In Thousands)	2009	2008
Recorded investment in loans considered to be impaired:
Impaired loans with reserves	$4,231	$4,796
Impaired loans without reserves	10,559	8,504
Total impaired loans	14,790	13,300
Allowance for loan losses related to loans considered to be impaired	1,221	678
Interest income recognized on impaired loans, year to date	397	793

Impaired loans without reserves at September 30, 2009, include $4.24 million of acquired loans with credit deterioration.  Interest income realized on impaired loans is recognized upon receipt if the impaired loan is on a non-accrual basis.

Note 3. Investment Securities, pages 14-15

2.
In your response to comment 17 of our letter dated June 23, 2009 you stated that you would add a column to your investment tables disclosing the amount of OTTI recognized in accumulated other comprehensive income. It does not appear that you have included this required disclosure in your June 30, 2009 Form 10-Q. Accordingly, please revise your future filings to include this disclosure as required by paragraph 19 of SFAS 115 as amended by FSP FAS 115-2 and 124-2.

We included the amount of OTTI recognized in AOCI, as required by paragraph 19 of SFAS 115, as amended, in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.  The following disclosure was included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Ms. Angela Connell
November 13, 2009

As of September 30, 2009 and December 31, 2008, the amortized cost and estimated fair value of available-for-sale securities were as follows:

	September 30, 2009
	Amortized	Unrealized	Unrealized	Fair	OTTI in
	Cost	Gains	Losses	Value	AOCI
(In Thousands)
U.S. Government agency securities	$66,191	$697	$-	$66,888	$-
States and political subdivisions	134,885	4,092	(481)	138,496	-
Trust preferred securities:
Single issue	55,586	-	(18,132)	37,454	-
Pooled	60,116	-	(37,014)	23,102	(31,862)
Total trust preferred securities	115,702	-	(55,146)	60,556	(31,862)
Mortgage-backed securities:
Agency	284,092	6,875	(361)	290,606	-
Non-Agency prime residential	6,166	-	(627)	5,539	-
Non-Agency Alt-A residential	20,968	-	(9,437)	11,531	(9,437)
Total mortgage-backed securities	311,226	6,875	(10,425)	307,676	(9,437)
Equities	2,312	208	(336)	2,184	-
Total	$630,316	$11,872	$(66,388)	$575,800	$(41,299)

	December 31, 2008
	Amortized	Unrealized	Unrealized	Fair	OTTI in
	Cost	Gains	Losses	Value	AOCI
(In Thousands)
U.S. Government agency securities	$53,425	$1,393	$-	$54,818	$-
States and political subdivisions	163,042	864	(4,487)	159,419	-
Trust preferred securities:
Single Issue	55,491	-	(21,950)	33,541	-
Pooled	93,269	-	(60,757)	32,512	-
Total trust preferred securities	148,760	-	(82,707)	66,053	-
Mortgage-backed securities:
Agency	212,315	4,649	(2)	216,962	-
Non-Agency prime residential	7,423	-	(1,657)	5,766	-
Non-Agency Alt-A residential	10,750	-	-	10,750	-
Total mortgage-backed securities	230,488	4,649	(1,659)	233,478	-
Equities	7,979	357	(1,381)	6,955	-
Total	$603,694	$7,263	$(90,234)	$520,723	$-

3.
Refer to comment 10 in our letter dated June 23, 2009. Regarding the cumulative effect adjustment related to the $15.5 million in other-than-temporary impairment (“OTTI”) charges recorded in 2008 on your pooled trust preferred securities, you state that you determined the entire amount of the impairment to be credit-related based on a review of the cash flow projections you used in your determination of whether or not there had been an adverse change in cash flow at December 31, 2008 and that you enhanced your assumptions to include a continuing element of defaults in addition to those projected. Please provide us additional specific details regarding how you enhanced your assumptions to include a continuing element of defaults in addition to those projected, tell us why you believe it was appropriate to revise your cash flow projections and provide us the authoritative guidance which you believe supports your methodology. It appears that paragraph 45 of FSP FAS 115-2 and 124-2 requires you to calculate the cumulative adjustment as of the beginning of the period in which you adopt the standard and therefore your calculations would be based on the unadjusted cash flows expected to be collected used in your adverse change in cash flow assessment at December 31, 2008.

Ms. Angela Connell
November 13, 2009

At December 31, 2008, GAAP at that time, as prescribed by EITF 99-20 paragraph 12.b., was to determine if an adverse change in cash flows had occurred.  Our initial cash flow projections for the SOLOSO 2007 security were based upon actual and projected specific defaults and deferrals for the underlying collateral, but no assumption for default of banks that were not specifically identified.  This analysis indicated that a break in yield was present, and under then-current GAAP, further analysis or consideration of further projected defaults was unnecessary and was not performed at that time, as any adverse change in cash flow resulted in an immediate recognition of the entire unrealized loss as an other-than-temporary-impairment charge.  Under the GAAP in effect as of the filing date of our Form 10-K, we appropriately recognized other-than-temporary impairment of $15.46 million, reducing the carrying value to approximately $2.94 million.

Upon the adoption of FSP 115-2 and 124-2, we reviewed our cash flow projections for the security as of December 31, 2008.  We determined that we had an adverse change in cash flows at December 31, 2008, before we completed the full expected cash flow analysis that was consistent with our analysis for all of our other pooled trust preferred securities. At that time additional, consistent analysis would not have provided a different result, as any adverse change in cash flows would result in the same amount of impairment charge to be taken through the income statement.  Our process at that time for all of our other pooled trust preferred securities was to add a continuing element of default of 75 basis points as a FAS 5 component to overlay the specifically known and projected defaults and deferrals.  This represents our enhancement to the original cash flow analysis performed as of December 31, 2008, which we felt was prudent in order to determine whether or not there was reasonable justification for recording a cost basis in this security that was above fair value.  We view it not as an enhancement, but a consistent application of our approach as of December 31, 2008.

In accordance with paragraph 25 of FSP 115-2, we considered other factors besides the discounted cash flow analysis that had an impact on our assessment of whether the recorded loss was credit related.  As noted in paragraph 25.d., this security has certain structural issues that are different from our other holdings and that we believe add a greater degree of risk to the realization of projected cash flows.  For example, this security has a collateral manager that can swap collateral within the structure without the approval of the rated security holders.  The collateral manager is able to replace unrated trust preferred and subordinate debt collateral within the deal with other more highly rated collateral.  The replacement collateral, in all likelihood, will pay a lesser amount of periodic interest, thus decreasing the overall cash flows coming into the deal.  This introduces an added element of risk and uncertainty to the realization of future cash flows.

Additionally, Like most other pooled trust preferred deals, the SLOSO has the ability to direct cash flow to the highest rated tranches and decrease the outstanding principal balance when certain overcollateralization tests are not met.  Generally, the lower tranches receive a “payment-in-kind” when this occurs and the interest payment due is effectively capitalized into the principal amount of the tranche.  This security was deferring interest payments, which remained contractually due, but the principal balance of the security was not increased with as with many other deals.  The structural issues of the investment represented a qualitative factor that we considered as an additional overlay of projected defaults of the underlying banks, which we believe is a conservative application of paragraph 25 of FSP 115-2.

Information not available or known at December 31, 2008, but subsequent information supporting our determination not to make a cumulative effect adjustment for this security was the continued deterioration of projected cash flows throughout 2009.  In the second quarter of 2009, we recognized additional impairment of $1.70 million, and in the third quarter of 2009, we determined the bond to be worthless.

4.
You disclose that you made a cumulative effect adjustment of $6.1 million to recognize the portion of non-credit losses associated with a non-agency mortgage-backed security and that the amount due to probable credit losses was determined using customized default and prepayment scenarios.

•	Please tell us in detail how you calculated the cumulative effective adjustment for your security.

•	Please provide us a schedule that details the amortized cost and the amount of OTTI recognized in 2008 prior to your adoption of FSP FAS 115-2 and FAS 124-2.

Ms. Angela Connell
November 13, 2009

•
Please tell us if there were any differences between your calculation of the cumulative effect adjustment and your discounted cash flows calculation used to determine whether there was an adverse change in estimated cash flows at the period end prior to your adoption of FSP FAS 115-2 and 124-2. If there were differences, please identify them, explain why you believe the differences were appropriate and identify and accounting guidance that supports your position.

We analyzed our security using the CFT screen on the Bloomberg system.  We used a constant prepayment rate of 5%.  The specific loss scenario we used was a constant default rate of 15% for the next 18 months, followed by 10% ramping down to 3% over the next 18 months as we expect the economy and unemployment to improve, and 3% through the remaining life of the security.  The remaining significant assumption was a constant loss severity rate of 45% for the remaining life of the security.  This projection resulted in a principal loss and approximate decrease in the present value of future cash flows of approximately $4.25 million.  The $10.22 million difference between the credit impairment and the initial impairment charge of $14.47 million at December 31, 2008, was the gross cumulative effect adjustment we made when we adopted FSP 115-2.

We recognized other-than-temporary impairment on three securities in 2008.  In the third quarter of 2008, we recognized impairment of $51 thousand related to common stock of Lehman Brothers, which had an amortized cost of approximately $51 thousand.  In the fourth quarter of 2008, we recognized $14.47 million in impairment related to the above-referenced non-agency mortgage-backed security and $15.46 million on the SOLOSO 2007 trust preferred collateralized debt obligation.   The amortized cost for the non-agency mortgage-backed security and the SOLOSO 2007 were $25.00 million and $18.40 million, respectively.

There were no differences between our calculation of the cumulative effect adjustment of $10.22 million and the discounted cash flows we projected at December 31, 2008.

5.
We note your response to comment 2 of our letter dated July 27, 2009 and the table included on page 14 of your June 30, 2009 Form 10-Q. In the interest of transparency, please revise this table in future filings to include a column that displays the amount of cumulative OTTI recognized on each of your trust preferred securities. Please provide us with a draft of this disclosure.

Ms. Angela Connell
November 13, 2009

The following information was reported in our Quarterly Report on Form 10-Q for the period ended September 30, 2009.

									Current
									Quarter	Cumulative
	Current	Credit				Deferrals/Defaults		Unrealized	Credit-	Credit-
	Credit	Rating at	Issuing	Book	Fair	Actual	Percent	Loss	Related	Related
Deal Name	Rating	Purchase	Banks	Value	Value	Amount	of Deal	in OCI	OTTI	OTTI
(Dollars In Thousands)
Single-issuer
BankAmerica Cap	B	A+	1	$ 3,087	$ 2,546	None	n/a	$ (541)	$ -	$ -
BankBoston Cap	B	A+	1	4,909	3,667	None	n/a	(1,242)	-	-
Chase Capital II	BBB+	A	1	3,620	2,578	None	n/a	(1,042)	-	-
CoreStates Capital I	A-	A+	1	2,934	1,817	None	n/a	(1,117)	-	-
First Chicago NDB CA	BBB+	A	1	1,435	1,013	None	n/a	(422)	-	-
JPMorgan Chase Cap X	BBB+	A	1	5,012	3,292	None	n/a	(1,720)	-	-
NB-Global	B	A+	1	20,766	14,600	None	n/a	(6,166)	-	-
NTC Capital I Float	A-	A2	1	4,007	2,257	None	n/a	(1,750)	-	-
SunTrust Banks	BB+	A	1	4,940	2,589	None	n/a	(2,351)	-	-
Wachovia Cap II	A-	A+	1	4,876	3,095	None	n/a	(1,781)	-	-
				$ 55,586	$ 37,454			$ (18,132)	$ -	$ -
Pooled
PreTSL X B1	Ca	A	58	$ 5,697	$ 2,967	$ 146,625	28.9%	$ (2,730)	$ 3,110	$ 4,331
PreTSL XII B1	Ca	A	79	12,685	8,016	184,600	24.1%	(4,669)	6,980	7,429
PreTSL XIV B1	Ca	A	64	8,890	4,650	72,000	15.1%	(4,240)	110	110
PreTSL XVI C	Ca	A	50	1,639	838	157,150	25.9%	(801)	2,402	2,402
PreTSL XXII C1	Ca	A	82	10,050	2,575	317,500	22.9%	(7,475)	2,628	2,628
PreTSL XXIII C1	Caa3	A	70	7,963	2,811	237,500	17.1%	(5,152)	-	-
PreTSL XXVI C1	Ca	A	64	6,102	1,194	193,000	20.0%	(4,908)	909	909
SOLOSO 2007 1A A3L	Ca	A	56	-	-	113,000	27.4%	-	1,244	18,400
TRAPEZA SER 13A D	C	A	63	7,090	51	113,000	17.8%	(7,039)	13,144	13,144
				$ 60,116	$ 23,102			$ (37,014)	$ 30,527	$ 49,353

6.
We note your response to comment 3 of our letter dated July 27, 2009. We note that your pooled trust preferred securities have different actual deferral rated, credit ratings, and fair values. Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks in each trust and based on the specific tranche in which you have invested. Consistent with the guidance in paragraphs 10 and 12 of FSP EITF 99-20-1, we believe that you must look at the specific collateral underlying each individual security to develop the credit deferral/default assumptions for your estimated cash flows and that simply using the same credit default assumption based on the average long term performance of FDIC regulated banks or average defaults experienced during the Savings and Loan Crisis for all of your securities is not a reasonable methodology consistent with the guidance. Therefore, please revise your OTTI methodology for your pooled trust preferred securities to use the specific collateral underlying each security as the basis of your credit deferral/default assumptions.

The assumptions used in our cash flow projections have always included specific actual defaults and deferrals and specific projected defaults and deferrals based on known events at the reporting period end.  We believe this to be a critical and significant assumption.  As a way to mitigate risk, the underwriters designed pooled trust preferred securities with collateral from institutions with varying sizes, geographies, and business models.  Based on the diversification of the collateral and consistent credit ratings and downgrade trends, we feel the use of additional loss rates experienced as an industry during previous negative credit and economic cycles is a reasonable and supportable source of loss rates to overlay known and projected specific defaults and deferrals.  Using known and expected default and deferral information and a an overlay of industry relevant loss estimates, we believe we considered all available evidence in generating our reasonable and supportable forecast for expected cash flows.

Ms. Angela Connell
November 13, 2009

Based on the significant increase in defaults and deferrals experienced in the third quarter, we changed our loss assumptions during our review of the pooled trust preferred securities in connection with our quarter ended September 30, 2009.  For each deal, we created a “watch list” of issuers whose non-performing loans, other real estate owned, and twenty percent of their construction and development loan portfolio was greater than 1.5 times their tangible equity capital plus allowance for loan losses.  For every issuer on the watch list who has not defaulted or is not currently deferring interest payments, we assigned a probability of default in the next two years.  The probability was determined based on Veribanc’s most recent financial strength color code and problem loan star rating.  The default probability ranged from 20% for green with three stars to 100% for red.  The probability of default was multiplied by the issue size and aggregated for all watch list issuers, and that total was divided into the remaining performing collateral in the deal to derive a constant default rate to model for the next two years.  Additionally, in deals where a significant amount of the performing collateral is from real estate investment trusts or insurance companies, or where a collateral manager could substitute collateral in a pool without approval by the security holders, we added on an extra layer of loss assumption.

The chart below details the constant default rates used to project cash flows in each deal along with the resulting indicated credit impairment.

(Dollars In Thousands)
		Projected
		Two-Year		Book
		Constant	Current	Value	Indicated
	Class/	Default	Par	Before	Credit
Deal Name	Tranche	Rate	Value	Impairment	Impairment

PreTSL X	B1	8.5	$10,028	$8,807	$3,110
PreTSL XII	B1	8.2	20,114	19,665	6,980
PreTSL XIV	B1	7.1	9,000	9,000	110
PreTSL XVI	C	6.1	4,038	4,042	2,402
PreTSL XXII	C1	4.9	12,624	12,678	2,628
PreTSL XXIII	C1	7.8	7,923	7,964	-
PreTSL XXVI	C1	6.1	7,010	7,010	909
SLOSO 2007 1A	A3L	10.8	18,400	1,244	1,244
Trapeza Ser 13A	D	8.5	20,233	20,233	13,144
			$109,370	$90,643	$30,527

7.
We note your response to comment number 4 of our letter dated July 27, 2009. Tell us how you determined that the defaults and deferrals announced after the balance sheet date were able to be absorbed by the level of prospective default and structure within the specific deal. Specifically tell us how you determined that the subsequent deferrals were incorporated in your calculation of cash flows expected to be collected at period end.

We determined the securities we held could absorb defaults and deferrals that announced after the balance sheet date, but before the issuance of the financial statements, by the structure in the deal by comparing the dollar amount of collateral defaulting or deferring with the amount of collateral remaining before a “break in yield.”  A break in yield will generally cause a loss in principal and result in an adverse change in cash flows and a credit impairment event.

There were two announcements that impacted our holding significantly in this manner.  In February 2009, First Regional Bancorp publicly announced their intention to defer interest obligations.  First Regional issued $18.12 million into PreTSL XVI and $10.00 million into PreTSL XXII, and $20.00 million into PreTSL XXIII.  According to the most recent information we had as of the filing of our December 31, 2008, financial statements, PreTSL XVI C, PreTSL XXII C1, and PreTSL XXIII C1 had the ability to absorb $131.00 million, $256.00 million, and $362.00 million in additional defaults and deferrals before a principal loss in our tranche, respectively, before an adverse change in cash flow would have deemed to occur and an OTTI adjustment be required.  Based on the significant amount of defaults and deferrals this security could withstand before a principal loss, we determined that First Regional’s deferral announced after the balance sheet date, but before issuance of the financial statements, did not have a significant impact on our issued financial statements.

Ms. Angela Connell
November 13, 2009

In April 2009, Capitol Bancorp publicly announced its intention to defer interest on its trust preferred obligations.  Capitol issued $20.00 million into PreTSL XII and $15.00 million into PreTSL XXIII.  According to the most recent information we had as of the filing of our financial statements, PreTSL XII B1 and PreTSL XXIII C1 had the ability to absorb $112.00 million and $313.50 million, respectively, in additional defaults and deferrals before a principal loss in our tranche before an adverse change in cash flows occurred and credit impairment would have been evident.  Based on the significant amount of defaults and deferrals this security could withstand before a principal loss, we determined Capitol’s deferral announced after the balance sheet date, but before issuance of the financial statements, did not have a significant impact on our issued financial statements.

Note 12 – Fair Value Disclosures, pages 20-25

8.
We note your disclosures on page 21 that the fair value of certain impaired loans is determined based on the fair value of the underlying collateral if repayment is expected solely from the collateral. Please tell us and revise your future filings to provide the following enhanced disclosures with respect to your impairment measurements for collateral-dependent loans:

•
The approximate amount or percentage of impaired loans for which you relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

•
The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process:

•	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

•
Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable:

•
How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

•
In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

•	For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

The Company maintains an active and robust problem credit identification system.  When a credit is identified as exhibiting characteristics of weakening, the Company will assess the credit for potential impairment.  Examples of weakening include delinquency and deterioration of the borrower’s capacity to repay as determined by our regular credit review function.  As part of the impairment review, the Company evaluates the current collateral value.  It is the Company’s standard practice to obtain updated third party collateral valuations to assist management in measuring potential impairment of a credit and the amount of the impairment to be recorded.  We obtained updated appraisals for all of the loans greater than $100 thousand we determined to be impaired at June 30 and September 30, 2009, which amounted to $8.84 million, or 59.79%, of impaired loans at September 30, 2009.

Ms. Angela Connell
November 13, 2009

Internal collateral valuations are generally performed within two to four weeks of the original identification of potential impairment and receipt of the third party valuation.  The internal valuation is performed by comparing the original appraisal to current local real estate market conditions and experience and considers liquidation costs.  The result of the internal valuation is compared to the outstanding loan balance, and, if  warranted, a specific impairment reserve will be established at the completion of the internal evaluation.

A third party evaluation is typically received within thirty to forty-five days of the completion of the internal evaluation.  Once received, the third party evaluation is reviewed by Special Assets staff and/or Credit Appraisal staff for reasonableness.  Once the evaluation is reviewed and accepted, discounts to fair market value are applied based upon such factors as the bank’s historical liquidation experience of like collateral, and an estimated net realizable value is established.  That estimated net realizable value is then compared to the outstanding loan balance to determine the amount of specific impairment reserve.  The specific impairment reserve, if necessary, is adjusted to reflect the results of the updated evaluation.  A specific impairment reserve is generally maintained on impaired loans during the time period while awaiting receipt of the third party evaluation as well as on impaired loans that continue to make some form of payment and liquidation is not imminent.  Impaired loans not meeting the aforementioned criteria and that do not have a specific impairment reserve have usually been previously written down through a partial charge-off, to their net realizable value.

The Company’s Special Assets staff assumes the management and monitoring of all loans determined to be impaired.  While awaiting the completion of the third party appraisal, the Company generally begins to complete the tasks necessary to gain control of the collateral and prepare for liquidation, including, but not limited to engagement of counsel, inspection of collateral, and continued communication with the borrower, if appropriate.  Special Assets staff also regularly reviews the relationship to identify any potential adverse developments during this time.

Generally, the only difference between current appraised value, adjusted for liquidation costs, and the carrying amount of the loan less the specific reserve is any downward adjustment to the appraised value that our Special Assets staff determine appropriate.  These differences are generally made up of costs to sell the property, as well as a deflator for the devaluation of property we see when banks are the seller, and we deemed these adjustments as fair value adjustments.

In our experience, we rarely return loans to performing status after they have been partially charged off.  Generally, credits identified as impaired move quickly through the process towards ultimate resolution of the problem credit.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision and Allowances for Loan Losses, pages 35-36

9.
We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming assets over recent periods. Please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the increase in your allowance for loan losses. For example, discuss in general the relationship between your nonperforming and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the level of the allowance for loan losses. Further, provide a more robust discussion explaining the causal factors that you attribute to the increase in nonperforming loans.

We have not yet seen the significant credit quality deterioration experienced by many of our peers.  Total delinquent loans as of September 30, 2009, measured 1.62% of total loans, and was comprised of loans 30-89 days delinquent of 0.74% and loans in non-accrual status of 0.88%.  This actually represents an improvement compared to total delinquency of 1.97% at December 31, 2008.  Non-performing loans comprised entirely of non-accrual loans as the Company does not have any loans that are 90 days past due and still accruing, have remained in a fairly tight range as they have measured 0.88%, 0.98%, 0.92% as of September 30, 2009, December 31, 2008 and June 30, 2009, respectively.  This is in stark contrast with the peer group we often follow whose median non-performing loans were 3.00% of total loans.

Ms. Angela Connell
November 13, 2009

The primary composition of non-performing loans is 38.57% residential real estate, 18.70% owner occupied commercial real estate, and 15.75% non-owner occupied commercial real estate. Approximately $2.79 million, or 58.91%, of the non- performing residential real estate loans can be attributed to the Coddle Creek loan portfolio that was acquired during the fourth quarter of 2008.

We have increased the quarterly provisions for loan losses and the allowance for loan losses.  Excluding the effect of the TriStone merger in July 2009, we increased the allowance to 1.37% of total loans.  Nonperforming loans have certainly increased during this stressful economic time.  As a result of the modest increase in charge-offs we have experienced, we determined it appropriate to increase some of the qualitative factors that adjust our increasing historical loss rates in our allowance model.  Those increases have resulted in increases in the allowance as a percentage of total loans.

Thank you for your consideration of our responses to your comments.  We are happy to provide any further information or assistance you may require.

Sincerely,

/s/ David D. Brown

David D. Brown
Chief Financial Officer